Exhibit 4.1

DESCRIPTION OF SECURITIES

General

Authorized and Outstanding Stock

The authorized capital stock of Firefly Neuroscience, Inc., a Delaware corporation (“we,” “us,” “our,” the “Company,” and “our company”), consists of 5,001,000,000 shares of capital stock, consisting of (i) 5,000,000,000 shares of common stock, par value $0.0001 per share (“common stock”) and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“preferred stock”).

As of March 25, 2026, there were 14,793,075 shares of common stock, and owned by 349 stockholders of record, which does not include holders whose shares are held in nominee or “street name” accounts through banks, brokers or other financial institutions, and no shares of preferred stock were issued and outstanding.

Common Stock

Dividend Rights

Pursuant to the Amended and Restated Bylaws of the Company (the “Bylaws”), dividends upon the capital stock, subject to applicable law, if any, may be declared by the board of directors. Dividends may be paid in cash, in property, or in shares of capital stock or other securities, subject to the provisions of applicable law.

Voting Rights

Each outstanding share of common stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders for their vote; provided, however, that, except as otherwise required by applicable law, holders of common stock shall not be entitled to vote on any amendment to the Charter (including any certificate of designation filed with respect to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other such series of preferred stock, to vote thereon pursuant to applicable law or the certificate of incorporation (the “Charter”) amended and restated from time to time (including any certificate of designation filed with respect to any series of preferred stock).

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and common stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Subject to the prior or equal rights, if any, of the holders of shares of any series of preferred stock duly created hereafter, the holders of common stock shall be entitled (in the event of any dissolution. liquidation or winding-up, whether voluntary or involuntary (sometimes referred to herein as a liquidation), after payment or provision for payment of the debts and other liabilities, to receive our remaining assets, ratably according to the number of shares of common stock held.

Preferred Stock

The Charter authorizes the board of directors to provide for the issue of all or any of the unissued and undesignated shares of the preferred stock, in one or more series, and to fix the number of shares of such series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law (“DGCL”).

As of December 31, 2025, we have no shares of preferred stock outstanding.

Warrants

Legacy WaveDancer Warrants

The following warrants were issued by WaveDancer prior to the consummation of the Merger.

August 2021 Warrants

On August 26, 2021, WaveDancer sold 140,000 shares of its common stock, and for each share purchased, purchasers were issued a warrant granting the right to purchase an additional share of common stock at a price of $30.00 per share, with the warrants expiring on August 31, 2026. 140,000 shares of common stock issuable upon exercise of warrants in connection with the offering have been reserved for issuance.

Series A Warrants

On December 10, 2021, WaveDancer sold in a private placement offering from which it raised aggregate gross proceeds of $10,000,000, 328,987 units resulting in the issuance of a like number of shares of common stock and 65,802 Series A warrants exercisable for a like number of shares of common stock. The warrants are exercisable at a price of $45.00 per share, with the warrants exercisable from January 1, 2023, through December 31, 2026. If the shares underlying the warrants are not registered when the warrants become exercisable, the warrants can be exercised on a cashless basis. The warrants are subject to redemption at a price of $0.01 per warrant, if commencing January 1, 2024, the volume weighted average price per share for 10 consecutive trading days equals or exceeds $125.00. WaveDancer reserves the right to require the warrants to be exercised on a cashless basis following any notice of redemption.

Legacy Firefly Warrants

At the effective time of the Merger, each holder of a Firefly warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s warrants, in lieu of Firefly Common Stock to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, that number of shares of WaveDancer common stock which the holder would have been entitled to receive as a result of the merger if, immediately prior to the effective time of the merger, such holder had been the registered holder of the number of shares of Firefly Common Stock to which such holder would have been entitled if such holder had exercised such holder’s warrants immediately prior to the effective time of the merger. Each Firefly warrant shall continue to be governed by and be subject to the terms of the applicable warrant following the effective time of the merger.

The following is a description of the material terms of the classes of warrants following the consummation of the Merger. However, share amounts underlying the warrants and related exercise price disclosed below do not reflect the application of the Exchange Ratio, which is necessary to determine the number of shares of WaveDancer Common Stock which the holder would be entitled to receive as a result of the Merger.

Series C Warrants

Between October 17, 2023 and December 21, 2023, the Company issued to certain holders Series C warrants to purchase up to an aggregate of 1,538,132 shares of common stock (the “Series C Warrants”). The Series C Warrants have an exercise price of $2.56 per share (subject to adjustment from time to time in accordance with the terms of the Series C Warrant), is exercisable immediately upon issuance and expires at 4:30 p.m. (New York time) three years following the initial date of issuance.

March 2025 Units Offering Warrants

In connection with the units offering (“March 2025 Units Offering”) pursuant to the private placement subscription agreement, dated as of March 28, 2025, by and between the Company and certain subscribers (the “Subscribers”), under which the Company sold 547,737 of units (each a “March 2025 Unit” and, collectively the “March 2025 Units”), at a purchase price of $3.00 per Unit (the “March 2025 Units Offering”), we issued warrants to purchase  547,737 common stock over thirty-six (36) months at an exercise price of $4.00 per share (“March 2025 Units Offering Warrants”), to the Subscribers.

In connection with the March 2025 Units Offering, we entered into a finder’s fee agreement with Canaccord Genuity Corp. (“Canaccord”), dated as of January 31, 2025, pursuant to which the Company will pay Canaccord at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Canaccord, payable in cash; and (ii) the issuance of the Finder’s Warrants (as defined below) to Canaccord of up to 7.5% of the March 2025 Units subscribed for by person introduced to the Company by Canaccord. Each Finder’s Warrant will be exercisable to purchase one additional common stock at $4.00 per share for a period of 36 months from the closing of the March 2025 Units Offering.

In connection with the March 2025 Units Offering, we entered into a finder’s fee agreement with Research Capital Corporation (“Research Capital”), dated as of February 3, 2025, pursuant to which the Company will pay Research Capital at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Research Capital, payable in cash; and (ii) the issuance of the Finder’s Warrant of the Company to Research Capital of up to 7.5% of the March 2025 Units subscribed for by person introduced to the Company by Research Capital. Each Finder’s Warrant will be exercisable to purchase one additional common stock at $3.00 per share for a period of 3 years from the date of issuance of such Finder’s Warrant.

Firefly issued warrants to purchase 25,958 shares of common stock (the “Finder’s Warrants”) to Canaccord and Research Capital, pursuant to the above finder’s fee agreements.

June 2025 Units Offering Pre-Funded Warrant, $3.50 Warrants, and $4.00 Warrants

In connection with the units offering (the “June 2025 Units Offering”) pursuant to the securities purchase agreement, dated as of June 16, 2025, by and between the Company and certain investors (the “June 2025 Units Offering Investors”), under which the Company sold 400,000 of units (each a “June 2025 Unit” and, collectively the “June 2025 Units”), at a purchase price of $3.00 per June 2025 Unit, the Company issued prefunded warrant to purchase shares of common stock at a nominal exercise price of $0.0001 per share (the “June 2025 Pre-Funded Warrant”), to the extent that acquiring the shares of common stock instead of the June 2025 Units Offering Pre-Funded Warrant would have caused the investors to own in excess of 4.99% of the outstanding common stock on a post-issuance basis.

These warrants are exercisable at any time from the initial exercise date until exercised in full, and may be exercised on a cashless basis if there is no effective registration statement covering the issuance of the underlying shares. The warrants are subject to standard anti-dilution adjustments for stock splits, stock dividends, recapitalizations, and similar corporate events. A beneficial ownership limitation restricts the holder from exercising the warrant to the extent that, after such exercise, the holder (together with its affiliates and certain related parties) would beneficially own more than 4.99% of the outstanding common stock, unless the holder elects to increase this limit (up to 9.99%) with at least sixty-one (61) days’ prior written notice to Firefly. The warrants are transferable, subject to compliance with applicable securities laws, and provide for adjustment in the event of certain fundamental transactions, such as mergers or sales of substantially all assets, ensuring the holder receives equivalent value in the successor entity.

In connection with the June 2025 Unites Offering, the Company also issued the warrants to purchase shares of common stock at an exercise price of $3.50 per share (the “$3.50 Warrants”) and the warrants to purchase shares of common stock at an exercise price of $4.00 per share (the “4.00 Warrants”), to the June 2025 Units Offering Investors. These warrants are exercisable at any time from the initial exercise date until the fifth anniversary of such date, and may be exercised in whole or in part. If a registration statement is not effective for the resale of the underlying shares, the warrants may be exercised on a cashless basis, allowing the holder to receive a net number of shares based on the market price and the exercise price. The warrants include a beneficial ownership limitation, generally set at 4.99% of the outstanding common stock post-exercise, which may be increased by the holder up to 9.99% with sixty-one (61) days’ prior notice to the Company. These warrants are transferable, subject to compliance with applicable securities laws, and provide for adjustments in the event of fundamental transactions, such as mergers or asset sales, to ensure the holder receives equivalent value in the successor entity.

Warrants Cancellation and Exchange Pre-funded Warrants

On December 16, 2025, the Company entered into a warrants cancellation and exchange agreement (the “Warrant Exchange Agreement”) between the Company and each of certain investors (collectively, the “Warrant Investors”). The Warrant Exchange Agreement provides for (i) the surrender and cancellation of certain outstanding warrants previously issued to the Warrant Investors on June 16, 2025 (the “June 2025 Warrants”) pursuant to the June 2025 Securities Purchase Agreement, and (ii) the exchange of the June 2025 Warrants for the new warrants (the “New 2025 Warrants”) to purchase the Common Stock, pursuant to Section 3(a)(9) under the Securities Act (the “Warrants Cancellation and Exchange”).

The June 2025 Warrants that were surrendered and exchanged under the Warrant Exchange Agreement consisted of warrants to purchase an aggregate of 400,000 shares of Common Stock at an exercise price of $3.50 per share and warrants to purchase an aggregate of 400,000 shares of Common Stock at an exercise price of $4.00 per share. In exchange for the June 2025 Warrants, the Company issued to the Warrant Investors the New 2025 Warrants to purchase 800,000 Common Stock at an exercise price of $0.50 per share. Each of the New 2025 Warrants is exercisable for the same number of Common Stock as the respective June 2025 Warrants. The Warrant Holders agreed to exercise, within ten (10) business days after the Exercise Date (as defined in the New 2025 Warrants), such number of New 2025 Warrants to the maximum extent then permitted by the Beneficial Ownership Limitation (as defined in the New 2025 Warrants) set forth in Section 2(e) of the New 2025 Warrants, and to exercise any remaining New 2025 Warrants from time to time thereafter as and when permitted by the Beneficial Ownership Limitation (as such limitation may be increased or decreased in accordance with the terms of the New 2025 Warrants), until the New 2025 Warrants have been exercised in full. Due to the Beneficial Ownership Limitation, the Company issued to the Warrant Investors pre-funded warrants to purchase 107,591 shares of Common Stock pursuant to the Warrants Cancellation and Exchange Agreement. As of March 25, 2026, there are pre-funded warrants to purchase 107,591 shares of Common Stock outstanding.

Transfer Agent and Registrar

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, LLC, 51 Mercedes Way, Edgewood, NY 11717.

Listing of Common Stock

Our common stock is listed on Nasdaq under the symbol “AIFF.”